

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 22, 2015

James Ash
President
Hays Series Trust
17605 Wright Street, Suite 2
Omaha, Nebraska 68130

> **Re:** **Hays Series Trust**
> **Registration Statement on Form N-1A**
> **Filed April 24, 2015**
> **File No. 333-203626**

Dear Mr. Ash:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Many of the comments issued below apply to both the Hays US Opportunity Fund and the Hays Tactical Multi-Asset Fund. However, we have not repeated these comments. In responding to our comments below, please consider whether the comment would apply to both funds.

<u>Hays US Opportunity Fund</u>

2.  Your prospectus cover page indicates your fund name is "Hays US Opportunity Fund" which you refer to in your disclosure as the "Opportunity Fund." To avoid investor confusion, please use "US Opportunity Fund" throughout your disclosure.

<u>Fees and Expenses of the Opportunity Fund, page 1</u>

3.  Please provide the complete statement requested by Item 3 of Form N-1A. In this respect we note the discussion of sales charge discounts on page 17.

4.  In footnote two to the fee table you indicate a 1.00% contingent deferred sales charge "may" be assessed. Please revise to inform investors the circumstances under which it "will" be assessed.

5.  The discussion under Principal Investment Strategies contemplates investments in ETFs and other investment companies. Please include a sub-caption for Acquired Fund Fees and Expenses or advise why such caption is not required.

6.  Currently you indent your Total Annual Fund Operating Expenses before and after fee waivers. This makes it appear as though these items are subsets of Other Expenses. Please remove the indentations.

<u>Example, page 1</u>

7.  Please include an example assuming shares are not redeemed.

<u>Principal Investment Strategies, page 2</u>

8.  We note the reference to the US in your Fund name. The Fund should state that 80% of its assets will be invested in companies/investments economically tied to the country specified in its name. See Rule 35d-1(a)(3)(i).

9.  At the top of page three you state that the Adviser "ranks companies according to two qualities …" Please clarify the universe from which these selections are made. Also, as the Fund's Fundamental Restrictions described on page 12 of the SAI states that the Fund will not concentrate its investments in securities of issuers in any particular industry, please clarify what happens if the selections are concentrated in an industry or group of industries.

<u>Principal Risks, page 3</u>

10. In your "Market Risk" disclosure to refer to items that are generally beyond your control, such as the "quality of [your] investments …" Please clarify how the quality of your investments is a market risk.

Hays Tactical Multi-Asset Fund, page 6

Principal Investment Strategies, page 7

> 11. On page seven you state that "[w]ithin each sleeve, the Adviser uses a number of different processes and risk management tools to help determine the portion of that sleeve that is allocated …" Please clarify this sentence and the relationship between "Fund Investments" and "Cash and Treasury Positions."  For example, will you always have 20% allocated to Treasuries?  Is there any upper limit to your "Cash and Treasury Positions"?

> 12. We note the reference to the commodities sleeve.  Please clarify how the Fund will invest in commodities and the extent of its investments.  Also, please clarify whether the Fund will take steps to ensure that the commodities investments do not create disqualifying income that would exclude it from being treated as a RIC for tax purposes.  Depending upon your response, please consider additional disclosure addressing the steps you will take and/or the risks you will face.

Principal Risks, page 8

> 13. We note your statement on page nine that you are a "fund of funds" and that the costs of investing in the Fund will be higher because investors will indirectly bear the fees and expenses of the underlying fund. Please include a sub-caption for Acquired Fund Fees and Expenses in your Fee Table or advise why such caption is not required.

> 14. Please revise the disclosure on page nine to describe how commodities ETPs differ from conventional ETFs that are RICs.  If these are commodity pools, identify them as such.  Also, please clarify, if true, that in the event of a commodity ETP default, shareholders of the Fund will have no claim on the reference assets of the commodity ETP.

> 15. We note the reference on page ten to "commodity-linked ETFs."  The reference to commodity-linked suggests the ETFs buy derivatives; please confirm whether this is the case.  If so, disclose the fact and attendant risks, including counterparty risk.

Additional Information About the Funds' Investment Objectives, Investment Strategies and Risks, page 12

> 16. Please revise your page 12 disclosure under "What is an Exchange-Traded Fund (ETF)?" to address commodity ETPs.

Historical Performance of the Multi-Asset Strategy, page 15

> 17. We note you present composite account performance data summarizing the performance of all accounts with substantially similar investment objectives, policies and strategies to those the Tactical Allocation Fund will employ.  Please tell us the no-action letter(s) or

other guidance you are relying on to present your composite account performance data and describe to us how your usage and presentation complies with the criteria and conditions set forth in the no-action letter(s) or guidance.

18. On page 15 you state that the "Multi-Asset Accounts are valued monthly and periodic returns are geometrically linked."  Please clarify what geometrically linked means.

19. Please provide us with the analysis supporting your conclusion that the HFRX Global Hedge Fund Index represents "an appropriate broad-based securities market index."  In this respect footnote two addresses a variety of strategies, most of which you do not appear to engage in.

20. Please remove the statement that "the Adviser makes no guarantee or warranty hereby as to the completeness or accuracy of such data" from footnote two.

Pricing of Shares, page 16

21. Please define the term "good order" where first used.

Purchasing Shares, page 17

22. Please revise the disclosure on page 19 to briefly explain the circumstances where one class of shares would be preferable to another.

Redeeming Shares, page 21

23. Please clarify whether the Class C shares will pay both the Redemption Fee and the Contingent Deferred Sales Charge.

Statement of Additional Information

Investment Objectives, Policies and Risks, page 1

24. We note the disclosure starting on page seven about derivatives instruments.  Please tell us the role derivatives will play at both funds and advise why this disclosure is not included in the prospectus.

Investment Limitations, page 12

25. In paragraph seven, you state that you may not invest "25% or more of [your] total assets in securities of issuers in any particular industry."  Item 16(c)(iv) of Form N-1A refers to industries or group of industries.  Please revise as appropriate.

Investment Adviser, page 20

26. The table on page 21, and disclosure elsewhere, suggests that neither portfolio manager has experience with managing portfolios of registered investment companies. Please add appropriate risk disclosure, including in the summary prospectus.

Conflicts of Interest, page 21

27. On page 22 you state the Other Accounts "might have similar investment objectives as the Funds." Please revise this disclosure to address specific and potential conflicts of interest. In this respect the disclosure on page 15 states the investment objectives are "substantially similar."

Part C

Exhibits

28. We note you have not filed several exhibits. Please understand that we review and frequently comment upon exhibits. Please plan accordingly.

Signatures

29. Please confirm that your subsequent amendments will include the signatures required by Section 6(a) of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*  *  *  *  *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Senior Counsel

cc:     Jeffrey T. Skinner
        Kilpatrick Townsend & Stockton LLP